Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following articles were published on www.tradewindsnews.com:

Fredriksen reflects on DHT deal with BW

Norwegian owner talks potential investments after seeing takeover target walk a different path.
March 23rd, 2017 13:08 GMT by Trond Lillestolen
Published in TANKERS
John Fredriksen claims he is personally happy with a deal that sees takeover target DHT buy 11 VLCCs from BW Group in a cash and stock transaction.

BW will overtake Fredriksen as DHT's largest shareholder following the deal and the shipowner is now looking at alternative ways to grow his tanker company Frontline.

Fredriksen told TradeWinds: "I am of the opinion now that we made an offer for DHT that was too high and that newbuildings are becoming a more and more attractive option."

Fredriksen claims he has known for some time that something was going on between DHT and BW and is therefore not shocked by today's news.

He said a merger with his Frontline would have made more sense as BW has several older ships. Five of its 11 tankers are more than 10 years-old.

Frontline has not yet decided whether to sell its shares in DHT which after today's deal is reduced from a 16.4% stake to a 10.9% stake, Fredriksen says.

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Frontline 'in a fantastic position' for growth

Robert Hvide Macleod says owner has several expansion options available and time is on its side.
March 24th, 2017 14:33 GMT by Andy Pierce
Published in TANKERS
Robert Hvide Macleod says growth remains firmly on the menu for Frontline after seeing takeover target DHT Holdings team up with BW Group.

Frontline Management chief executive Macleod tells TradeWinds the company is now deciding what to do with its shareholding in its New York-listed rival.

"For us, we will continue to look to grow and we will succeed in doing that," Macleod said in an interview today. "DHT was only one of many avenues we had at our disposal."

Frontline king-pin John Fredriksen said yesterday in the wake of the BW deal he felt Frontline's offer for DHT had been too high and newbuildings were looking an attractive option.

Today Macleod said: "The avenues are the same they have always been: It's newbuildings, it's resales and it's companies.

"We can move quickly. In terms of market coverage and seeing opportunities, we are in a fantastic position."

No rush on price

The executive said the downturn in the tanker market was now clear across all sub-sectors. "This is only going to make our options and opportunities greater," he said.

"I don't want to put a time frame on it, but I don't think there is any rush. Nothing is running away from us," Macleod added.

"The spot market will not be better in the short term. It will not only have to recover but to remain at healthy levels before you see prices moving, so time is on our side."

Fredriksen amassed a stake of 16.4% in DHT before launching the takeover, a figure that has been reduced to 10.9% following the issue of stock to BW to part fund the transaction.

"We are evaluating our options after the recent events and examining the provisions of the poison pill," Macleod said.

Shareholder value debate

The Frontline Management chief noted that DHT stock has consistently traded at a discount to net asset value, with Frontline's offer "the single catalyst" for an upturn of late.

"From a shareholder value perspective, we question whether the management and board are acting in the best interest of their shareholders or putting their own interests' first," Macleod added.

"One can only speculate as to what DHT`s other shareholders feel about the recent process."

Svein Moxnes Harfjeld and Trygve Munthe, co-chief executives of DHT, said: "The argument for not entertaining the offer from Frontline was that it would have been dilutive to DHT's shareholders on two key metrics; NAV and EBIDTA.

"The transaction we announced yesterday represents real consolidation though a fair and balanced deal done on a NAV-NAV basis.

"The deal will be accretive to DHT's earnings per share and will deliver meaningful cost synergies to the benefit of all DHT shareholders."